                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 2

                           CONTINENTAL CIRCUITS CORP.
       ------------------------------------------------------------------
                           (NAME OF SUBJECT COMPANY)

                           HADCO ACQUISITION CORP. II
                                HADCO CORPORATION
       ------------------------------------------------------------------
                                    (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
       ------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   989852-10-8
       ------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              --------------------

                                 ANDREW E. LIETZ
                             CHIEF EXECUTIVE OFFICER
                                HADCO CORPORATION
                                12A MANOR PARKWAY
                           SALEM, NEW HAMPSHIRE 03079
                                 (603) 898-8000
       ------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                              --------------------

                                   COPIES TO:
                            STEPHEN A. HURWITZ, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                HIGH STREET TOWER
                                 125 HIGH STREET
                                BOSTON, MA 02110

                              --------------------

                                  TENDER OFFER

       This Amendment No. 2 amends and supplements the Schedule 14D-1 filed by Hadco Corporation, a Massachusetts corporation ("Parent"), and Hadco Acquisition Corp. II, a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, $.01 par value per share (the "Shares"), of Continental Circuits Corp. (the "Company"), a Delaware corporation, at $23.90 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which collectively constitute the "Offer"). All capitalized terms contained herein and not otherwise defined shall have the meanings assigned to them in the Offer to Purchase.

       ITEM 4.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 4 is hereby amended by the addition of the following:

       On March 19, 1998, the Parent and BankBoston, N.A. entered into a First Amendment and Modification Agreement to the Amended and Restated Revolving Credit Agreement to amend certain definitions.

       ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS

       Item 11 is hereby amended as follows:

(a)(9) Text of Press Release issued by Parent, dated March 16, 1998.

(b)(2) First Amendment and Modification Agreement by and among the Parent and BankBoston, N.A. dated as of March 19, 1998 amending the Amended and Restated Revolving Credit Agreement.

(b)(3) Guaranty dated as of March 19, 1998 by Purchaser in favor of BankBoston, N.A.

(b)(4) Stock Pledge Agreement dated as of March 19, 1998 by Purchaser in favor of BankBoston, N.A.

(b)(5) Confirmation of Guaranty made as of March 20, 1998 by Purchaser in favor of BankBoston, N.A.



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


                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 20, 1998                    HADCO ACQUISITION CORP. II



                                          By:   /s/ TIMOTHY P. LOSIK
                                                ----------------------------
                                          Name: Timothy P. Losik







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

                                  EXHIBIT INDEX




Exhibit No.    Description                                              Page No.
-----------    -----------                                              --------

(a) (9)        Text of Press Release issued by Parent, dated
               March 16, 1998.

(b) (2) First Amendment and Modification Agreement by and among the Parent and BankBoston, N.A. dated as of March 19, 1998 amending the Amended and Restated
               Revolving Credit Agreement.

(b)(3) Guaranty dated as of March 19, 1998 by Purchaser in favor of BankBoston, N.A.

(b)(4)         Stock Pledge Agreement dated as of March 19, 1998 by
               Purchaser in favor of BankBoston, N.A.

(b)(5) Confirmation of Guaranty made as of March 20, 1998 by Purchaser in favor of BankBoston, N.A.










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